UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Oct 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date October 30, 2024	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Finance

October 30, 2024

Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES BOARD OF DIRECTORS RESOLUTION

The Board of Directors has granted its authorization for Doctor Arturo Condo, member of the Board of Directors of Bancolombia, to proceed with the settlement of his rights in the Institutional Fund managed by Protección, whose investment is mainly in shares of Bancolombia, with respect to the contributions that have met the required holding period.

In addition, the Board of Directors has authorized Doctor Condo to provide an irrevocable instruction to Protección to the effect that for all contributions that comply with the holding period during 2024, Protección initiate the settlement and transfer process to the Director, on the date that such holding period is met.

With this authorization, the procedure for trading shares of Bancolombia by directors is being complied with in advance, including the observance of periods in which the directors may not trade Bancolombia shares. This procedure is available at  www.grupobancolombia.com, in the Corporate Governance section.

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Contacts
Julián Mora Gomez	Mauricio Botero Wolff	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57604) 4042436	Tel.: (57604) 4040858	Tel.: (57601) 4485950